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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                           For the month of March 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]          Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [ ]                       No [X]

      If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________
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      On March 12, 2004, Sanofi-Synthelabo caused its consolidated and parent company financial statements for the year ended December 31, 2003, as well as the corresponding auditors' reports, to be published in the French official gazette "Bulletin des Annonces legales obligatoires" or BALO. These documents as well as the management report for the financial year ended December 31, 2003 were also made available on the company's website www.sanofi-synthelabo.com.


                                  EXHIBIT LIST

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
Exhibit No.                              Description
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
Exhibit 99.1  Press Release, dated March 12, 2004

Exhibit 99.2 Consolidated financial statements of Sanofi-Synthelabo S.A. for the year ended December 31, 2003

Exhibit 99.3 Parent company financial statements of Sanofi-Synthelabo S.A. for the year ended December 31, 2003

Exhibit 99.4  Management report for the year 2003

Exhibit 99.5 Report of the statutory auditors on the consolidated financial statements of Sanofi-Synthelabo S.A. for the year ended December 31, 2003

Exhibit 99.6 Report of the statutory auditors on the parent company financial statements of Sanofi-Synthelabo S.A. for the year ended
              December 31, 2003
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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: March 15, 2004                     SANOFI-SYNTHELABO


                                          By:   /s/  Marie-Helene Laimay
                                             ---------------------------------
                                             Name:   Marie-Helene Laimay
                                             Title:  Senior Vice President and
                                                     Chief Financial Officer